SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                 SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------
                               TEL OFFSHORE TRUST
                            (Name of Subject Company)
                              --------------------
                          MAGNUM HUNTER RESOURCES, INC.
                                    (Bidder)
                              --------------------
Units of Beneficial Interest                              872382 10 6
(Title of Class of Securities)             (CUSIP Number of Class of Securities)
                            Morgan F. Johnston, Esq.
                             Vice President, General
                              Counsel and Secretary
                          Magnum Hunter Resources, Inc.
                         600 East Las Colinas Boulevard
                                   Suite 1200
                               Irving, Texas 75039
                                 (972) 401-0752
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)
                              --------------------
                                   Copies to:
                             David E. Morrison, Esq.
                             Thompson & Knight, P.C.
                         1700 Pacific Avenue, Suite 3300
                               Dallas, Texas 75201
                                 (214) 969-1700
                              --------------------


                            CALCULATION OF FILING FEE

Transaction Valuation*                                     Amount of Filing Fee
     $ 13,118,266                                               $ 2,623.65
-------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 2,261,770 Units of beneficial interest (the "Units") of TEL Offshore Trust, at a price per Unit of $5.80 in cash. Such number of Units, together with Units owned by Bidder on the date hereof, represents 51% of the Units issued and outstanding as of November 6, 1997.

o Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     None            Filing Party:         Not Applicable

Form or Registration No.:   Not Applicable  Date Filed:           Not Applicable

                         (Continued on following pages)
                                (Page 1 of Pages)

CUSIP No. 872382 10 6                  14D-1                          Page 2 of
--------------------------------------------------------------------------------


1       NAME OF REPORTING PERSONS:     Magnum Hunter Resources, Inc.
        S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:   87-0462881

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) o
                                                                 (b) o

3       SEC USE ONLY

4       SOURCES OF FUNDS:                                     BK

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f):             N/A     o

6       CITIZENSHIP OR PLACE OF ORGANIZATION                State of Nevada

7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                    161,500

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
        EXCLUDES CERTAIN SHARES                              N/A     o

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)    3.4%

10      TYPE OF REPORTING PERSON                             CO

--------------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 is filed by Magnum Hunter Resources, Inc., a Nevada corporation ("Purchaser"), in connection with the offer by Purchaser to purchase 2,261,770 Units of beneficial interest (the "Units"), of TEL Offshore Trust, a trust created under the laws of the State of Texas (the "Trust"), or such other number of Units that, together with the Units owned by Purchaser represents 51% of the Trust's outstanding Units on the date of purchase, at $5.80 per Unit, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(l) and (a)(2), respectively (which collectively constitute the "Offer").

      The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

Item 1.     Security and Subject Company

      (a) The name of the subject company is TEL Offshore Trust, a trust created under the laws of the State of Texas (the "Trust"). The address of the Trust's corporate trustee, Texas Commerce Bank National Association is 712 Main Street, Houston, Texas 77002.

      (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

Item 2.     Identity and Background

      (a)-(d), (g)This Statement is filed by Purchaser. The information set forth on the cover page, under "Introduction," in Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

      (e)-(f) During the last five years, none of Purchaser or, to the best knowledge of Purchaser, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions, or Negotiations with the Subject Company

      The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

Item 4.     Source and Amount of Funds or Other Consideration

      (a)-(b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

      (c)   Not applicable.

Item 5.     Purpose of the Tender Offer and Plans or Proposals of the Bidder

      (a)-(e) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

      (f)-(g) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

Item 6.     Interest in Securities of the Subject Company

      (a)-(b) The information set forth under "Introduction" and in Sections 9 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

      The information set forth under "Introduction" and in Sections 9 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 8.     Persons Retained, Employed or to Be Compensated

      The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

Item 9.     Financial Statements to Certain Bidders

      The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

Item 10.    Additional Information

      (a)   Not applicable.

      (b)-(d) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

      (e)   Not applicable.

      (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

Item 11.    Material to Be Filed as Exhibits

      (a)(l)      Offer to Purchase, dated January 28, 1998.
      (a)(2)      Letter of Transmittal.
      (a)(3)      Notice of Guaranteed Delivery.
      (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
      (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
      (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
      (a)(7)      Form of Summary Advertisement, dated January 28, 1998.
      (a)(8)      Text of Press Release, dated January 28, 1998, issued by
                  Purchaser.

      (a)(9) Cover Letter, dated January 28, 1998, from Purchaser to Unit holders of the Trust.
      (b)(1) Amended and Restated Credit Agreement, dated April 30, 1997, between Magnum Hunter Resources, Inc. and Bankers Trust Company, et al. (Incorporated by Reference to Registration Statement on Form S-4, File No. 333-31149)
      (b)(2) First Amendment to Amended and Restated Credit Agreement dated April 30, 1997, between Magnum Hunter Resources, Inc. and Bankers Trust Company, et al (Incorporated by Reference to Registration Statement on Form S-4 File No. 333-31149)
      (b)(3) Second Amendment to the Amended and Restated Credit Agreement dated April 30, 1997, between Magnum Hunter Resources, Inc.and Bankers Trust Company, et al (Incorporated by Reference to Form 10-QSB for the period ended September 30, 1997).
      (c)         None.
      (d)         None.
      (e)         Not applicable.
      (f)         None.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 1998

MAGNUM HUNTER RESOURCES, INC.


By:         /s/   GARY C. EVANS
-------------------------------------
Name:       Gary C. Evans
Title:      President and Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit                                             Description                                                Page

(a)(l)        Offer to Purchase, dated January 28, 1998
(a)(2)        Letter of Transmittal
(a)(3)        Notice of Guaranteed Delivery
(a)(4)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)        Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(6)        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)        Form of Summary Advertisement, dated January 28, 1998
(a)(8)        Text of Press Release, dated January 28, 1998, issued by Purchaser
(a)(9)        Cover Letter, dated January 28, 1998, from Purchaser to Unit holders of the Trust
(b)(1)        Amended and Restated Credit Agreement, dated April 30, 1997, between Magnum Hunter Resources, Inc. and Bankers Trust
              Company, et al.  (Incorporated by Reference to Registration
              Statement on Form S-4, File No. 333-31149)
(b)(2)        First Amendment to Amended and Restated Credit Agreement dated
              April 30, 1997, between Magnum Hunter Resources, Inc. and
              Bankers Trust Company, et al (Incorporated by Reference to
              Registration Statement on Form S-4 File No. 333-31149)
(b)(3)        Second Amendment to the Amended and Restated Credit Agreement
              dated April 30, 1997, between Magnum Hunter Resources, Inc.and
              Bankers Trust Company, et al (Incorporated by Reference to
              Form 10-QSB for the period ended September 30, 1997).
(c)           None
(d)           None
(e)           Not applicable
(f)           None
